UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

Date of report: June 14, 2024

Commission File Number: 001-41709

SEALSQ CORP

(Exact Name of Registrant as Specified in Charter)

N/A

(Translation of Registrant’s name into English)

British Virgin Islands	Avenue Louis-Casaï 58 1216 Cointrin, Switzerland	Not Applicable

(State or other jurisdiction of incorporation or organization)	(Address of principal executive office)	(I.R.S. Employer Identification No.)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F         ☐ Form 40-F

SEALCOIN Launches DEPIN IoT Entity Amidst Strategic Investment from The Hashgraph Association

SEALSQ Corp (“SEALSQ”) and WISeKey International Holding AG (“WISeKey”) announced the official launch of SEALCOIN AG, a new Swiss-headquartered DEPIN (Decentralized Physical Internet Network) entity revolutionizing the Internet of things landscape by developing the SEALCOIN Project with strategic investment from The Hashgraph Association, a Swiss-based association at the forefront of digital enablement and empowerment using the Hedera network.

The SEALCOIN project is harnessing the power of Hedera’s DLT (decentralized ledger technology) network to revolutionize the Internet of Things (IoT) landscape with a state-of-the-art services platform designed to enable autonomous transactions and service-for-payment exchanges among IoT devices.

At the center of the SEALCOIN project is the SEALCOIN utility token that will facilitate seamless and secure interactions between devices and participants.

The SEALCOIN platform addresses the escalating demand for efficient and trustworthy transactions within the IoT sector, particularly in the realm of Transactional IoT (t-IoT), where devices increasingly depend on interconnected services for their operational efficiency.

Utilizing the decentralized Hedera DLT ledger, the Hedera Smart Contract Service (HSCS), the Hedera Token Service (HTS), and the Hedera Consensus Service (HCS), SEALCOIN delivers a Decentralized Physical Internet Infrastructure (DEPIN) that empowers IoT devices to autonomously negotiate, execute, and settle transactions. This innovative approach eliminates the need for human intervention or unnecessary intermediaries, enhancing the efficiency, security, and reliability of IoT interactions.

The Hashgraph Association, which empowers a digital future for all on Hedera DLT (renowned for its high-throughput and secure public DLT network), has strategically invested in SEALCOIN AG to accelerate this innovative technology.

The strategic investment will bolster SEALCOIN AG’s capabilities in developing scalable, efficient, and robust IoT transaction solutions. The Hashgraph Association’s support extends beyond financial backing, including technical engineering expertise, and strategic guidance in Web3.

Kamal Youssefi, President of The Hashgraph Association, stated, “We at The Hashgraph Association believe that DePIN solutions are positioned to revolutionize the connected economy, bringing trust, efficiency, and innovation to enterprises and users on Hedera’s distributed ledger technology. We are excited to be supporting SEALCOIN AG in bringing DEPIN Transactional IoT forward in a scalable, secure, and transparent manner.”

SEALCOIN’s platform is designed to support a wide array of IoT applications, from smart homes and industrial automation to smart cities and connected healthcare. By enabling devices to autonomously manage service-for-payment exchanges, the platform significantly reduces operational overheads and mitigates the risks associated with centralized control points.

“With The Hashgraph Association’s investment and collaboration, SEALCOIN AG is uniquely positioned to set new standards in the transactional-IoT ecosystem. Our shared vision is to create a secure, interconnected world where devices can seamlessly and autonomously manage transactions, driving innovation and efficiency across industries.” said Carlos Moreira, CEO of WISeKey.

IoT has expanded to encompass various industries, including smart factories, healthcare, smart cities, and transportation. Recent forecasts indicated that IoT-connected devices exceeded 10 billion in 2021, and are expected to reach 41 billion by 2027, with smart home and factory devices driving the market.

Some of the key features of SEALCOIN AG include autonomous transactions by leveraging smart contracts to allow devices to independently negotiate and execute transactions without human intervention. Another key feature is enhanced security by utilizing Hedera DLT to ensure tamper-proof transaction records and secure data exchanges.

Finally, it features scalability given that it is designed to handle large volumes of transactions, making it suitable for diverse IoT environments and interoperability as it facilitates seamless integration with existing IoT ecosystems and supporting a wide range of device protocols.

The launch of the SEALCOIN token and the roll-out of SEALCOIN is subject to completion of the relevant regulatory processes in applicable jurisdictions

The formation of SEALCOIN AG and its strategic alliance with The Hashgraph Association underscores a commitment to fostering technological advancement and market leadership in the DEPIN industry.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 14, 2024	SEALSQ CORP

	By:	/s/ Carlos Moreira
Name: Carlos Moreira
Title: Chief Executive Officer

	By:	/s/ John O’Hara
Name: John O’Hara
Title: Chief Financial Officer